

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Scott Burrows
Chief Financial Officer
Arcutis Biotherapeutics, Inc.
3027 Townsgate Road Suite 300
Westlake Village , California

> **Re: Arcutis Biotherapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 16, 2021**
> **File No. 001- 39186**

Dear Mr. Burrows:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences